Exhibit 99.2

September 10, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –Update to Immediate Report on the Participation in Equity Offering of the Company’s Fully-Consolidated Subsidiary, Equity One, Inc.

Further to the Company’s immediate report dated September 10, 2014, (furnished to the Securities and Exchange Commission as Exhibit 99.1 to this Current Report on Form 6-K) regarding the equity offering of the Company’s fully-consolidated subsidiary, Equity One, Inc. (“EQY”), the Company is pleased to report that EQY has published an additional announcement regarding the pricing of the shares in the offering at U.S.$ 23.30 per share.

The Company’s purchase of 675,000 common shares from EQY will therefore amount to approximately U.S.$ 15.7 million.

Upon completion of the offering, the Company along with the private companies that it fully controls, will hold 53,862,509 common shares of EQY, comprising (assuming no exercise of the over-allotment option to the underwriters) 43.88% of the issued and outstanding share capital of EQY and of its voting rights (39.07% on a fully diluted basis). The aforementioned offering will not have a material impact on the shareholders equity of the Company.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.